Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Rogers Communications Announces Changes to its Board

    TORONTO, March 21 /CNW/ - Rogers Communications Inc. ("RCI") today announced changes to its 16 person board of directors that will be included in its annual information circular and form of proxy to be mailed to shareholders shortly.
    Garfield Emerson, a director and chairman of the RCI board of directors, has informed the company that he is resigning from such positions. Alan Horn, presently Chief Financial Officer of RCI, was today appointed chairman of the board of RCI and, as previously announced, will be replaced as Chief Financial
Officer by Bill Linton, currently Executive Vice President of RCI. The board of directors of Rogers has also today appointed Mr. Horn as a director. Peter
Godsoe, a current member of the RCI board of directors, will also become the board's Lead Director.
    Ted Rogers paid tribute to Gar Emerson saying "Gar has been an excellent chairman and has provided great leadership including in the important area of corporate governance". Gar Emerson was appointed to the RCI Board in 1989 and appointed chair in April 1993. Gar Emerson stated "I've been Chairman for 13 years and I am pleased with the progress of the company over that time. Now is an appropriate time to pursue other endeavors as a corporate director. Ted and the Rogers team deserve to be congratulated for the fine work that they are doing in developing a national communications and media business".
    Alan Horn joined the Rogers' group in 1990 as President and Chief
Operating Officer of the Rogers private companies. In 1996 he became Chief
Financial Officer of RCI. "Over his lengthy tenure with Rogers, Alan has gained an in-depth knowledge of all of our businesses while commanding the respect of the members of our board and management team," said Ted Rogers.
    Peter Godsoe was today named Lead Director of the RCI Board. He is the former Chairman and CEO of Scotiabank and a director and chairman of several other major corporations. Ted Rogers spoke highly of Peter Godsoe in saying
"his broad experience will be of tremendous benefit to the other board members and to Rogers".
    Bill Linton, currently Executive Vice President of RCI, will become Chief
Financial Officer. Bill Linton has served as Chief Financial Officer of both
Rogers Wireless and Rogers Cable in the past and was Chief Executive Officer of Call-Net Enterprises Inc. before it was acquired by RCI in July 2005.
Commenting on the appointment of Bill Linton as Chief Financial Officer, Ted
Rogers said "Bill's deep understanding of our businesses and his proven financial and operational track record make him an outstanding CFO for
Rogers".

    About the Company:
    Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in four primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed Internet access, voice over cable telephony services and video retailing; Rogers Media is
Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment; and Rogers Business Solutions is a national facilities based provider of telephony and data networking solutions to small, medium and large businesses across Canada. For further information about the Rogers group of companies, please visit www.rogers.com.
    %SEDAR: 00003765E          %CIK: 0000733099

    /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Eric A. Wright, (416) 935-3550,
eric.wright(at)rci.rogers.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./
    (RCI.MV.A. RCI.NV.B. RG)

CO:  Rogers Communications Inc.

CNW 09:10e 21-MAR-06